Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Charles J. Johnson

(617) 248-4020

cjohnson@choate.com

May 24, 2006

BY EDGAR AND FACSIMILE: (202-772-9210)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Viisage Technology, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

File No. 333-131843

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 8-K filed March 2, 2006

File No. 0-21559

Identix Incorporated

Form 10-K for the Year Ended June 30, 2005

Form 10-Q for the Quarterly Period Ended September 30, 2005

Form 10-Q for the Quarterly Period Ended December 31, 2005

File No. 1-09641

Ladies and Gentlemen:

On behalf of Viisage Technology, Inc. (“Viisage”) and Identix Incorporated (“Identix”), we are submitting this letter in response to your comment letter dated May 1, 2006 (the “Comment Letter”) with respect to Amendment No. 1 to Viisage’s Registration Statement on Form S-4 (the “Registration Statement”), filed April 4, 2006, Viisage’s Form 10-K for the year ended December 31, 2005, Viisage’s Form 8-K filed March 2, 2006, Identix’ Form 10-K for the year ended June 30, 2005, Identix’ Form 10-Q for the quarterly period ended September 30, 2005 and Identix’ Form 10-Q for the quarterly period ended December 31, 2005, all of which are referenced above. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement (the “S-4/A”). Paper copies of this letter and marked copies of the S-4/A are being delivered by overnight mail to Rebekah Toton at the SEC.

The following sets forth Viisage’s and Identix’ responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold,

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followed by Viisage’s and/or Identix’ responses. Page references included in the body of Viisage’s and/or Identix’ responses are to the S-4/A.

Form S-4/A

General

1.	Your response to prior comment number 1 indicates that the iA acquisition is below the 70% threshold. However, it appears that you prepared the ‘loss from operations’ significance test by comparing iA’s operating loss to Viisage’s pro forma loss before income taxes. That is, you have included interest expense when determining Viisage’s loss from operations while excluding iA’s interest expense. Revise the ‘loss from operations’ significance test to compare Viisage’s income from continuing operations before income taxes to that of iA. If this test results in the acquisition being above the 70% threshold, provide the previously furnished financial statements of iA in the current Registration Statement.

The acquisition of Imaging Automation (“iA”) was consummated on October 5, 2004. In Viisage’s response to comment 1 in its letter to the Staff dated April 4, 2006, Viisage performed the significance tests pursuant to Rule 3.05 by comparing iA’s purchase price and financial statement data derived from its September 30, 2003 audited financial statements to Viisage’s pro forma financial statements for the year ended December 31, 2003 included in Form 8-K filed on May 21, 2004 (the “Viisage 2003 pro formas”), which gave effect to the TDT and ZN acquisitions consummated earlier in 2004 as if they had been consummated on January 1, 2003. Viisage has reviewed the significance tests and has concluded that, pursuant to Rule 3.05(b)(3), Viisage should perform the test by comparing iA’s purchase price and financial data derived from its September 30, 2004 audited financial statements to the corresponding amounts included in the Viisage 2003 pro formas. The following summarizes the significance tests:

Purchase price test:
Purchase price of iA	$39.9 million
Viisage 2003 pro forma total assets	134.3 million
Significance level	29.7%
Asset test:
iA total assets at September 30, 2004	$2.1 million
Viisage 2003 pro forma total assets	134.3 million
Significance level	1.6%
Income from continuing operations test:
iA loss from continuing operations for the year ended September 30, 2004	$1.7 million
Viisage 2003 pro forma loss from continuing operations	10.4 million
Significance level	16.3%

Based on this test, the highest level of significance is 29.7%. Rule 3.05 requires the inclusion of one year of audited financial statements. Because iA has been included in the audited results of Viisage for the three months ended December 31, 2004 and the year ended December 31, 2005, no separate financial statements of iA are required to be included in the S-4/A.

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Questions and Answers About the Merger and Special Meetings of Stockholders, page I

Q:	What is the interrelationship among . . . page V

2.	Please expand this Q and A to explain the identity and purpose of L-1 Investment Partners. Briefly describe the reasons L-1 transferred its ownership interests in both Viisage and IBT to Aston Capital Partners in October 2005. Clarify the reasons that the IBT acquisition and its timing are important to the L-1/Aston investment and this merger. Finally, consider adding a separate Q and A addressing the specifics of the benefits of the merger to the four individuals affiliated with L-1 and Aston.

In accordance with your comment, Viisage has revised the Registration Statement on page V to further explain the interrelationship among the parties and to address the benefits of the merger to Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce. Additionally, Viisage supplementally advises the Staff that there is no relationship between the IBT transaction and this merger.

How many votes do Viisage stockholders have? . . . page VII

3.	Clarify the reasons why certain of yours and Identix’s officers, directors and principal stockholders have agreed that, in the event that either board changes its recommendation to stockholders, the obligation to vote for the merger will continue to relate to 50% of the shares subject to the “voting” agreements.

The officers, directors and principal stockholders of Viisage signed voting agreements that cover approximately 45% of the outstanding shares of Viisage. The merger agreement also contains a provision allowing either company to cause the other company to hold its stockholders meeting even if its board of directors changes its recommendation that stockholders vote in favor of this merger. Viisage expressed concern that in the event the board changed its recommendation, the combination of a 45% voting commitment and the inability of Viisage to terminate the merger agreement could increase the possibility of a claim that such measures were coercive or preclusive and that the board breached its fiduciary duty under Delaware law. Viisage and Identix added the provision relating to releasing 50% of the shares subject to the voting commitment in the event that that the Viisage board changed its recommendation in order to address this concern. For consistency purposes, Identix requested a similar provision with respect to the voting agreements signed by its officers, directors and principal stockholders. Accordingly, Viisage has revised the Registration Statement on pages VIII and IX.

Risk Factors

4.

We note your current report on Form 8-K, filed March 24, 2006, states that BDO Seidman, LLP (“BDO”) notified you that it would no longer serve as your independent registered public accounting firm. We also note that you have not announced the engagement of a new independent registered

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public accounting firm. If material, revise to provide appropriate risk factor disclosure regarding the risks to your business posed by not having the services of an independent registered public accounting firm available.

On May 1, 2006, the Audit Committee of the Board of Directors of Viisage decided to engage Deloitte & Touche LLP as its independent registered public accounting firm, which announcement was filed on Viisage’s Current Report on Form 8-K on May 3, 2006. The Deloitte engagement commenced with its review of Viisage’s financial results for the quarter ended March 31, 2006. Viisage has revised the Registration Statement on page 189 accordingly. Viisage respectfully submits that risk factor disclosure would not be appropriate now that it has retained the services of Deloitte.

Risks Related to Viisage and the Combined Company After the Merger

If Viisage and Identix are unable to successfully remediate the material . . . page 15

5.	We note from Item 9A of your Form 10-K for the fiscal year ended December 31, 2005, that your CEO and CFO concluded that your disclosure controls and procedures were not effective as of the end of the period covered by that report. Expand this risk factor, or include a separate risk factor, relating to your evaluation of disclosure controls and procedures and the risks posed by the material weakness found in such evaluation. You should also expand the text of this risk factor to describe in greater detail the material weakness identified in your internal controls over financial reporting and that your independent auditors also concluded that your internal controls were ineffective.

In accordance with your comment, Viisage has revised the Registration Statement on pages 15 and 36.

Loss of limited source suppliers may result in delays or additional expenses, page 18

6.	Please refer to prior comment 21 from our letter dated March 14, 2006. On page 19 you state that Viisage is “dependent” on Toppan Printing Co. Ltd. for all of the printers and consumables for some of your largest contracts. However, we were unable to locate any exhibits memorializing your relationship with Toppan Printing. Please file any written agreements or alternatively, please reduce oral agreements to writing with Toppan Printing upon which you are substantially dependent.

In accordance with your comment, Viisage has filed redacted versions of two agreements between Viisage and Toppan Printing Co. Ltd. as exhibits numbered 10.79 and 10.80. Viisage is separately providing to the Staff the full versions of the two agreements under a confidential treatment request.

Viisage Proposal No. 1 and Identix Proposal No. 1 – The Merger, page 55

Background of the Merger, page 55

7.

Please refer to prior comment 26 from our letter dated March 14, 2006. We note your response to our prior comment. However, we continue to believe that you should revise your disclosure to describe in detail each material discussion that took place rather than just setting forth a simple timeline. See Items 1005(b) and (c) of Regulation M-A. For instance, describe the circumstances that led to L-1 and Mr. LaPenta’ s decision to invest in Viisage. Disclose the material discussions that took place between spring and summer of 2005 and October 2005 leading to L-1’s investment in IBT and Viisage followed by an almost immediate entry into

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discussions between Mr. LaPenta, Viisage and Identix. Describe the role of each participant in the negotiations and when they became involved in the negotiations.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 55 to describe in detail each material discussion.

8.	Please refer to prior comment 27 from our letter dated March 14, 2006. Revise to describe the reasons Mr. LaPenta approached Identix on October 22, 2005, two weeks after L-1 and Viisage agreed to the $100 million investment. Did he have a pre-existing business relationship with Dr. Atick? Did he contact any other companies regarding possible strategic relationships? Was the L-1 investment based upon the understanding that Viisage and Identix would enter into business consolidation negotiations?

In accordance with your comment, Viisage has revised the Registration Statement on page 55 to provide further context as to the timing and structure of the L-1 investment in Viisage and the negotiations with Identix.

9.	Revise to disclose the structure of the “strategic relationship among L-1, Identix, and Viisage” that was explored at the November 9, 2005 luncheon between Mr. LaPenta and Dr. Atick. Describe the evolution of your merger negotiations as they relate to the role of L-1 and Aston in this process.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 56 to disclose the structure of the “strategic relationship among L-1, Identix, and Viisage” that was explored on November 9, 2005 and to describe the role of L-1 and Aston in the evolution of the merger negotiations.

10.	It is unclear when all the material terms of the merger were negotiated. For example, revise to specifically address the timing and decisions related to the structure of the transaction resulting in Identix stockholders owning 59% of the combined company and the composition of the combined board of directors. Disclose when and how the benefits given to the officers, directors and affiliates of each company were negotiated and when the respective boards addressed these benefits. When were the voting agreements first proposed and the terms of those agreements drafted? Disclose the substance of the negotiations that led to a decision that, in the event either board changed its recommendation as to the proposed merger, 50% of the shares subject to these agreements would still be required to vote in favor of the merger.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 58 to 59 to disclose when all material terms of the merger were negotiated.

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11.	Revise to disclose how the price of $8.367 per Identix share was reached in the January 10, 2006 meeting. What other terms were negotiated during this meeting and what factors influenced each sides’ decision to accept this purchase price.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 59 to 60 to disclose how the price of $8.367 per Identix share was reached, the factors that influenced each sides’ decision to accept the purchase price and other material terms negotiated.

12.	Finally, describe the timing of and discussions surrounding the decision to allocate such a significant amount of the total purchase price of the acquisition to goodwill.

In accordance with Viisage’s discussion with the Staff on May 15, 2006, Viisage is respectfully responding to this comment solely in this response letter.

The purchase price was determined through extensive negotiations between Viisage and Identix. On a preliminary basis, Viisage estimated that the goodwill, which pursuant to FAS 141 represents the residual value resulting from the allocation of the purchase price after the fair value of acquired assets and liabilities (including identifiable intangible assets) is determined, to be approximately $670.7 million. At the time the exchange ratio was determined, a valuation of Identix’ intangible assets was not available and, therefore, the amount of goodwill was not known. Because goodwill is a residual, it is difficult to quantify the factors that contribute to the estimated amount attributed to the transaction. Nevertheless, Viisage believes that it is likely that goodwill will be significant based on the following considerations, among others:

•	the premium paid by Viisage over the weighted average closing price of Identix’ common stock for 10 days prior to the announcement of the merger agreement, which increased the purchase price by approximately $288 million;

•	the increase in purchase price of approximately $50 million resulting from the valuation of the outstanding in-the-money stock options and warrants;

•	Identix’ technological development capabilities and intellectual capital (the assembled work force) that do not meet the criteria for separate recognition in the financial statements;

•	the expected rapid growth in revenues and profits from large expanding markets for future identity solutions;

•	the expected synergies resulting from providing a comprehensive multimodal product line to current and future customers; and

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•	the fact that Identix is not a capital intensive business and has few physical assets.

This assessment was made based on, among other considerations, Viisage’s understanding of the prospects of the industry and Identix’ prospects in particular; the business, legal, technical and financial due diligence performed; discussions with Identix management during due diligence; discussions with investment advisors; and preparing, with the assistance of an independent valuation firm, a preliminary valuation of the assts and liabilities of Identix using discounted cash flows. Viisage also analyzed prior acquisitions made by Identix, which indicated that goodwill attributable to the merger would be significant.

Reasons for the Merger, page 58

13.	Please refer to prior comment 29 from our letter dated March 14, 2006. We note the revisions to your disclosure based upon our previous comment. However, we continue to believe that you should revise to provide a more comprehensive discussion of the reasons for both parties believing that the merger is fair to, and in the best interests of the respective companies and shareholders. Please clarify in the prospectus/proxy statement that the discussions of the Boards’ deliberations include all material factors, both positive and negative. Tell us where you added disclosure in the document regarding any material execution risk associated with the merger and the steps that will be undertaken to ensure smooth integration.

Viisage and Identix respectfully advise the Staff that the S-4/A contains a complete discussion of the reasons for the merger. The Registration Statement has been revised on page 60 to clarify that the discussions of the Boards’ deliberations include all material factors, both positive and negative. The Registration Statement has been further revised on page 89 to add discussion regarding material execution risks associated with the merger and the steps that will be undertaken to ensure smooth integration.

Opinion of Financial Advisor to the Board of Directors of Identix, page 69

14.	Please refer to prior comment 32 from our letter dated March 14, 2006. We note the research estimates provided to us supplementally under tab 5. However, you should revise your disclosure in the prospectus/proxy statement to disclose the material assumptions and source of estimates used for each analysis presented.

In accordance with your comment, the Registration Statement has been revised on page 72 to disclose additional material assumptions and source of estimates used by Janney for each analysis presented. Other material assumptions are discussed on page 73 of the S-4/A.

15.	Please refer to prior comment 35 from our letter dated March 14, 2006. We note your supplemental response to our prior comment. Please revise your

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registration/proxy statement to clarify that this disclosure is a materially complete description of the fairness opinion.

In accordance with your comment, the Registration Statement has been revised on page 71 to clarify that the disclosure is a materially complete description of Janney’s fairness opinion.

16.	Please refer to prior comment 36 from our letter dated March 14, 2006. In your response to our prior comment, you state that the Identix board has sole discretion to make an additional contingent payment to Janney for its advisory services. Please revise to state whether there is any understanding between Janney and Identix as to the probability and as to the amount of this payment. If estimable, revise to disclose the maximum amount of contingent fee that Janney could earn upon consummation of this merger for its advisory services to Identix.

In accordance with your comment, Identix has revised the Registration Statement on page 81 to state the additional fee paid to Janney for its advisory services to Identix.

17.	We note the revised disclosure added on pages 69 and 78 in response to prior comment 65 of our letter dated March 14, 2006. However, section II.D.1 of the November 14, 2000 Corp Finance Current Issues Outline (available on our website at www.sec.gov) states that the staff will request that any direct or indirect disclaimer of responsibility to shareholders, whether made by or on behalf of the financial advisor, to be deleted from any portion of the disclosure document in which it appears (including exhibits). If your advisors wish to keep this disclosure in the document (including the exhibits), you must add an explanation that clarifies:

•	The basis for your advisors’ beliefs that shareholders cannot rely on their opinions, including (but not limited to) whether they intend to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against them under applicable state law;

•	Whether the governing state law has addressed the availability of such a defense to your advisors in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•	That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the boards of directors under governing state law, or the rights and responsibilities of the boards or the advisors under the federal securities laws.

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In this regard, we note that part of the disclosure required by the third bullet point is included on pages 69 and 78. However, all the disclosure required in the bullet points above must be disclosed in order for USBX and Janney to assert that only the boards may rely on their opinions. This comment also applies to the qualifications set forth in the final sentences of both exhibits 8.1 and 8.2 to the registration statement.

In accordance with your comment, the Registration Statement has been revised on pages 70 to 71 with respect to USBX and on page 82 with respect to Janney. In addition, Exhibits 8.1 and 8.2 have been revised per your comment. An updated tax opinion from each of Choate, Hall & Stewart LLP and Heller Ehrman LLP reflecting such revision will be filed prior to Viisage’s requesting acceleration of effectiveness of the Registration Statement.

Interests of Certain Viisage Persons in the Merger, page 78

Employment and change in control arrangements, page 80

18.	Please refer to prior comment 37 from our letter dated March 14, 2006. We note your response that no employment agreements have been finalized at this time. Please revise to state the status of these negotiations as of the most recent practicable date.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 83 to indicate the status of negotiations relating to the compensation for the executive officers of the combined company.

Information Regarding Viisage Business, page 131

Intellectual Property, page 141

19.	Please refer to prior comment 50 from our letter dated March 14, 2006. We note your response and revised disclosure. However, Item 101(c)(1)(iv) of Regulation S-K requires that you specify the duration and importance to the segment of all patents. Please revise or advise.

In accordance with your comment, Viisage has revised the Registration Statement on page 148 to specify the range of expiration dates of all patents. With respect to the Staff’s comment about the importance to the segment of all patents, Viisage respectfully calls the Staff’s attention to the second sentence of this section which generally states that, while Viisage believes its intellectual property rights are important to its business, there is no patent or other intellectual property right on which its business materially depends. Viisage believes that this sentence accurately describes the importance of these rights to its business.

Working Capital Requirements, page 142

20.

Revise to outline the covenants of the Loan and Security Agreement with Citizens Bank of Massachusetts. In this regard, we note your disclosure that you must maintain “certain financial covenants.” We also note from exhibit 10.77 that

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these covenants include certain balance sheet ratios and minimum amounts of earnings before EBITDA. Please revise to disclose the material terms that must be maintained in order to comply with these financial covenants.

In accordance with your comment, Viisage has revised the Registration Statement on pages 149 to 150 and 178 to 179 to outline the covenants of the Loan and Security Agreement with Citizens Bank of Massachusetts and disclose the material terms that must be maintained in order to comply with these financial covenants.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 117

21.	Your disclosure indicates that the pro forma has been prepared based on unaudited historical financial statements of Integrated Biometric Technology, Inc. (“IBT”) for the period January 1, 2005 to December 15, 2005. We note you have included audited financial statements of IBT in this filing that include the most recent interim period as of and for the nine months ended September 30, 2005. Be advised that the interim period included in the pro forma condensed statement of operations should correspond to the interim period included in the audited financial statements (i.e., nine months only). See Rule 11-02(c)(2) of Regulation S-X. That is, the pro forma information is to supplement the audited historical financial statements. In addition, please clarify why you have not explicitly disclosed or referenced that IBT’s financial statements as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005 has been audited.

Viisage respectfully advises the Staff that the Form 8-K/A filed on February 27, 2006 included the pro forma information of Viisage for the year ended December 31, 2004 and the nine months ended September 30, 2005, the periods for which financial statements of Viisage had been filed through that date. However, Rule 11-02(c)(2) requires the pro forma income information for the most recent fiscal year and the most recent interim period for which a balance sheet is required, which for Viisage is March 31, 2006. Given that IBT was acquired on December 16, 2005, Viisage believes it is required to update the December 31, 2005 pro forma income statement data of Viisage until the acquisition has been reflected in the historical statements for twelve months, which, in turn, requires the inclusion of the pre-acquisition results of IBT for the period January 1, 2005 to December 15, 2005. Viisage has disclosed in the head note to the pro forma financial statements that the results for the nine months ended September 30, 2005 and for the period from October 1, 2005 to December 15, 2005 have been combined to derive the results of operations for the period from January 1, 2005 to December 15, 2005. Viisage has disclosed in the head note to the pro forma financial statements that the audited results for the nine months ended September 30, 2005 and the unaudited results for the period from October 1, 2005 to December 15, 2005 have been combined to derive the results of operations for the period from January 1, 2005 to December 15, 2005.

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The third paragraph under the head note to the pro forma financial statements on page 123 of the Registration Statement makes reference to the financial statements of IBT included in the Registration Statement. In accordance with your comment, Viisage has modified the disclosure to indicate that those financial statements are audited.

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, pages 120-123

22.	We note your analysis supports your conclusion that Viisage is the accounting acquirer in the business combination in response to prior comment number 43. Tell us how you determined that L-1 (and its affiliates) is an investor in Viisage and not a separate entity in the business combination. That is, consider whether this combination is between more than two entities. See paragraph 18 of SFAS 141. In this respect, we note your disclosure on page 55, which states, “During the spring and summer of 2005, Robert LaPenta, founder and CEO of L-1 Investment Partners LLC, and his partners at L-1, met with numerous companies in the biometrics and identity solutions sector, including Viisage and Identix, with the view toward investing in the sector and establishing a pre-eminent global enterprise”. Therefore, based on this disclosure, it appears that L-1 may have initiated the business combination. If you determine that L-1 is a separate entity in the business combination, tell us how you evaluated paragraphs 17 through 19 of SFAS 141 to determine whether L-1 is the accounting acquirer. As part of your response, tell us why L-1 paid a premium on the Viisage shares purchased in connection with the October 5, 2005 Investment Agreement.

L-1 Investment Partners was formed in the spring of 2005 to make private investments in the biometrics and credentialing industry through a private equity fund. Its stated objectives were to acquire controlling and non-controlling interests in the industry, to provide experienced management resources to the portfolio companies in which it invested and to establish a “platform company” through which it could consolidate an otherwise fragmented industry that lacked financial resources. During the spring and summer of 2005, L-1 was also actively involved raising capital for a private investment fund which could be used as a vehicle to make such investments, which ultimately resulted in the formation of Aston Capital Partners, L.P. (“Aston”) on October 12, 2005. L-1 acts as investment manager to Aston and is responsible for evaluating and managing investments on its behalf. It was during this period that Mr. LaPenta, in his capacity as a member of L-1, met with numerous companies to assess the investment opportunities and the suitability of individual companies in furtherance of the objectives of the proposed fund for which capital was being raised. As part of this process, Mr. LaPenta met separately with Viisage and Identix about the possibility of Aston making a strategic investment in the companies. These discussions were in no way inter-related, nor did they involve or contemplate any strategic relationship between Viisage and Identix. While the discussions with Viisage ultimately led to the investment by Aston, the discussions between L-1 and Identix never progressed beyond the preliminary stages. Accordingly, neither Viisage

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nor Identix believes that these activities constituted the initiation of a business combination between Viisage and Identix or any other entity.

The minority stake in Viisage acquired by Aston and the terms of the investment are consistent with Aston’s strategy of investing in a platform company, providing experienced management resources and consolidating a fragmented industry. Viisage’s acquisitions of IBT and SecuriMetrics and the naming of Mr. LaPenta as chairman were consistent with the strategy. Because Aston’s ownership interest in Viisage is a non-controlling interest, neither L-1 nor Aston controls Viisage.

Paragraph 18 of SFAS 141 provides guidance in circumstances when a transaction involves more than two combining entities. In that regard, Viisage and Identix believe that the following indicate that neither L-1 nor Aston is a separate combining entity in the merger between Identix and Viisage:

•	Neither L-1 nor Aston will contribute any assets or businesses to the combined entity. L-1’s involvement in the combined entity will be to provide executive management services pursuant to a services agreement as described below.

•	The shareholders of the combined company will not acquire any financial or other interest in L-1 or Aston as a result of the merger.

•	Aston is an entity separate and apart from L-1 and is acting only as an investor in Viisage. None of the funds contributed by Aston to Viisage were used to fund the acquisition of Identix.

•	The investment agreement between Viisage and L-1 was negotiated independently of the Identix transaction and its closing was not contingent upon either Viisage or L-1 entering into an agreement to merge with Identix.

•	Mr. LaPenta met separately with Viisage and Identix about the possibility of Aston making a strategic investment in the companies. Those discussions were in no way inter-related, nor did they involve or contemplate any strategic relationship between Viisage and Identix. While the discussions with Viisage ultimately led to the investment by Aston, the discussions between L-1 and Identix never progressed beyond the preliminary stages.

•	Between the date of the execution of the investment agreement between L-1 and Viisage (subsequently assigned to Aston), Mr. LaPenta began to seek investment opportunities for Viisage consistent with the intent of the investment agreement. In this context, Mr. LaPenta began conversations with Dr. Atick about a possible Viisage-Identix strategic relationship.

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•	Prior to the consummation of the Aston investment in Viisage, L-1 provided investment advice and related services to Viisage relating to potential acquisition candidates for Viisage for which it was compensated at mutually agreed upon fees. After the consummation of Aston’s investment in Viisage, L-1 continued to provide investment advice and related services to Viisage relating to potential acquisition candidates for Viisage, including in connection with the Viisage-Identix merger, for which it expects to receive a mutually acceptable fee. At this time, the parties have not finalized such fee.

•	Pursuant to the merger agreement, L-1 expects to enter into a services agreement to provide the executive management services of Messrs. LaPenta, De Palma, and Paresi and Ms. Fordyce to the combined company at a cost to be agreed among the parties. At this time, no such agreement has been reached among the parties.

•	Neither L-1 nor Aston has a controlling financial interest in Viisage or Identix, nor do either of them have voting or contractual rights that allow them to control the board of directors of the combined company.

Based on this analysis, L-1 is not a separate combining entity in the combination. Accordingly, Visage has not included an evaluation as to whether L-1 is the accounting acquirer.

Aston’s investment in Viisage consisted of 7.6 million common shares and warrants to purchase 1.6 million shares of common stock at a strike price of $13.75. The warrants have a term of three years and vest pro rata based on acquisitions consummated by Viisage. After considering the value allocated to the warrants of $6.3 million, the price paid for the common shares was $93.7 million. Accordingly, Aston paid a premium of 18.3 % over Viisage’s average share price of $10.40 per share for the 10 days prior to the announcement of the transaction (all shares and share prices are adjusted for the reverse stock split effected December 16, 2005). The premium considered the historical prices of the stock, the business prospects of Viisage, the expected growth of the biometrics industry and negotiations between the parties. In addition, the fairness of the price paid was corroborated by a fairness opinion obtained by Viisage’s board of directors in connection with the investment.

23.	If you determine that L-1 is not a separate entity in the business combination, please clarify the following with respect to your analysis supporting your conclusion that Viisage is the accounting acquirer in the business combination:

•	Your evaluation of paragraph 71(b) of SFAS 141 evaluates the existence of a large minority voting interest in the combined company based on individuals “who have signed voting agreements to vote in favor of the merger”. Tell us why your evaluation excludes the impact of individuals that have not voted in favor of the merger. Please provide a revised analysis that includes impact of individuals that have not voted in favor of the merger.

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•	We note your response and your conclusion that “Viisage directors have the ability to nominate a majority of the combined company board for the foreseeable future”. Clarify how you considered that only three Directors elected by Viisage have a term of greater than one year, while five of the Directors elected by Identix have a term of greater than one year when arriving at this conclusion. That is, it appears that in one year Viisage may not have majority control of the board of directors.

With respect to our analysis of paragraph 17(b) of SFAS 141, the Staff has requested that Viisage and Identix provide an analysis that includes the impact of individuals who have not agreed to vote for the merger. Pursuant to the Agreement and Plan of Merger between Viisage and Identix (the “Merger Agreement”), the only stockholders who were required to sign voting agreements were members of the respective boards of directors of each company, the executive officers of each company and their respective affiliates. With respect to Viisage, each person or entity for which a voting agreement was required under the Merger Agreement executed a voting agreement. All members of the board of directors, executive officers and their affiliates who were asked to sign a voting agreement did so. Further, all Viisage shareholders who own more that 5% of its shares and who will own more than 3% of the combined company’s shares have signed voting agreements. Accordingly, Viisage’s evaluation does not consider the impact of any individuals who have indicated that they will vote against the merger because there are none.

With respect to the analysis of paragraph 17(c) of SFAS 141, the following summarizes the expected composition of the board of directors of Viisage following the consummation of the merger:

Class	Expiration of term	Viisage Directors	Identix Directors
II	2007	4	none
III	2008	none	4
I	2009	3	1

Based on the above, a majority of the board members of the combined company will be directors named by Viisage. As the Staff indicated, after 2007 it is possible that board members named by Viisage might not comprise a majority of the board of directors. However, based on the factors below, Viisage and Identix believe that after 2007, the board members named by Identix will not comprise a majority of the board of directors of the combined company.

Pursuant to the Merger Agreement, the following amendments to Viisage’s certificate of incorporation must be made before the consummation of the merger:

•	grant the power and authority otherwise conferred to the board of directors to the nominating and corporate governance committee to evaluate and nominate candidates for

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the board of directors (including candidates proposed by the stockholders) or to fill vacancies on the board or newly created directorships;

•	require approval of two-thirds of the board of directors and independent directors to change the size of the board; and

•	require the approval of two-thirds of the board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two provisions.

Under the terms of Viisage’s corporate governance documents, the members of the nominating and corporate governance committee are recommended by the chairman of the board of directors. Mr. LaPenta, a Viisage director, is the chairman of the board and will serve as chairman of the combined company in accordance with the terms of the Merger Agreement. In addition, because any change in the relevant provisions of Viisage’s certificate of incorporation regarding the role of the nominating and corporate governance committee requires the vote of both two-thirds of the board and two-thirds of the independent directors, the Identix directors would be unable to change such provisions without agreement from the Viisage directors. Accordingly, the directors named by Viisage have the power to name the members of the nominating and corporate governance committee (subject only to the requirement that at least one director named by Identix be named as a member of the committee). Since the nominating and corporate governance committee evaluates and nominates all board candidates, including those proposed by stockholders, members of the board named by Viisage have effective control over the nominating and corporate governance committee even after 2007.

Viisage and Identix acknowledge that Viisage’s board members’ control of the board is not absolute after 2007 and that it is theoretically possible that they may not have control after that date. However, Identix’ board members will not have control at any time since they do not have the ability to unilaterally name any director.

On balance, Viisage board members have more control over the combined company than the Identix board members. After considering this factor, together with all of the other factors described in paragraphs 17 and 18 of SFAS 141, Viisage and Identix believe that the facts and circumstances clearly indicate that Viisage is the accounting acquirer.

24.	We note your response to prior comment number 47, which provides your basis for your preliminary purchase price allocation in your Identix acquisition. Please address the following with respect to your analysis:

•

Your response states that “Viisage preliminary estimated the fair value of identifiable intangibles assets by referring to intangible assets recorded by Identix in prior acquisitions, primarily Vistronics in 2002”. We understand that you believe this to be a reasonable approach to determine preliminary estimates of fair value based on the

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comparability of the businesses. Tell us why you believe that referring to the valuations used in an acquisition over three years ago provides a reasonable basis or a good faith effort to identify and value intangible assets in Identix’s current business. Clarify why you are unable to estimate the fair values using a valuation technique using preliminary assumptions.

•	We note that you inquired about the existence of projects that might be deemed in-process research and development and determined that there were no such projects because most research and development projects relate to existing product enhancements and upgrades. Tell us why you believe that inquiry alone is a reasonable approach to determine whether you are acquiring any in-process research and development. Tell us whether you have evaluated, on a preliminary basis, whether any of the products or services under development by Identix will be discontinued by the combined entity.

•	We note that the majority of acquired deferred revenue relates to maintenance contracts and you have made a preliminary estimate of deferred revenue based on the approximate fair value of performance obligations. Tell us whether your preliminary estimate of deferred revenue liability includes the fair value of unspecified upgrades and/or enhancements in the acquired PCS arrangements. We refer you to EITF 04-11.

Subsequent to filing the Registration Statement, Viisage and Identix, with the assistance of an independent valuation firm, performed a preliminary valuation of intangible assets of Identix utilizing discounted cash flows. The valuation included identifying intangibles, analyzing cash flows and preliminarily estimating a value for identifiable intangibles. Accordingly, the Registration Statement has been amended on pages 124 to 126 to revise the pro forma financial statements to reflect the results of this preliminary valuation. The preliminary valuation was based on Identix’ balance sheet as of March 31, 2006, therefore the estimated values included in the pro forma financial statements may differ from the values determined on the closing date of the transaction.

In connection with the valuation and analyses described above, Viisage updated its technical review of Identix’ technology, the review of in-process research and development projects and the inquiries related to in-process research and development. Based on these analyses and reviews, Viisage has concluded that while substantially all of the current research and development projects relate to product enhancements and upgrades which do not constitute in-process research and development activities, one project has not reached technological feasibility, nor is it expected to reach technological feasibility prior to the closing of the merger. Accordingly, Viisage has preliminarily estimated the fair value of the in-process research development related to such project at $2.9 million and disclosed that amount in the notes to the pro forma financial statements on page 128 of the S-4/A. On a preliminary basis, Viisage does not anticipate discontinuing products under development following the merger.

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After adjusting the pro forma deferred revenues to eliminate the balances that apply to contracts for which there are no performance obligations, $6.8 million (or 71%) of Identix’ deferred revenues relate to hardware maintenance agreements that are outside the scope of SOP 97-2 and EITF 04-11. Of the remaining deferred revenues, $2.3 million (or 24%) relate to software arrangements that include unspecified upgrades/enhancements on a “when and if available” basis. Because Identix has VSOE for all PCS related to these arrangements, Viisage has estimated that the carrying amounts approximate fair value, keeping in mind that substantially all of these deferred revenues are included in current liabilities. Viisage has not separately valued the unspecified upgrades/enhancements, nor has Viisage considered the estimated value of future research and development activities in the valuation.

25.	We note you identified intangible assets in the SecuriMetrics acquisition relating to the license agreement with Iridian Technology for use of its core iris recognition technology. We further note that your preliminary estimate of the fair value for the Iridian license considered the amount paid for the license in fiscal year 2002, the development of the license since that time and impact of potential litigation. Tell us whether your preliminary estimate of the fair value of this intangible asset included the use of a present value technique using estimated cash flows to collaborate the ascribe fair value. We refer you to SFAS 141, paragraph B174.

In connection with the preparation of Viisage’s financial statements for the quarter ended March 31, 2006, Viisage, with the assistance of an independent valuation firm, performed preliminary analyses and a valuation of the acquired intangible assets utilizing discounted cash flow methodologies to estimate the fair values of identifiable intangible assets. The results of the valuation and related disclosures have been included in Viisage’s March 31, 2006 historical financial statements for the quarter, and in the pro forma financial statements included in the S-4/A at pages 124 to 126.

26.	Your response to prior comment number 48 states that Viisage has historically classified the amortization of acquired software technology as operating expense. We also note that Viisage has historically classified a portion of the amortization expense of purchased intangible assets as cost of sales. Clarify the nature of the acquired intangible assets that you have historically classified the amortization expense as cost of sales. In addition, tell us your consideration of reclassifying the amortization expense of the fiscal year 2004 and 2005 acquired software technology to cost of sales.

Viisage has historically classified the amortization of acquired customer contracts and patents as cost of sales. In preparing the response to comment 48 of the Staff’s Comment Letter dated March 14, 2006, Viisage reevaluated the classification of amortization related to acquired software technology previously included in operating expenses and concluded that such amortization expense should be classified as cost of sales rather than operating expenses

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on a prospective basis beginning with the first quarter of 2006. Viisage also considered whether it should adjust the previously issued financial statements to reclassify amortization expense previously included in operating expenses to cost of sales. Viisage performed a SAB 99 analysis and concluded that the impact of reclassifying amortization related to acquired software technology to cost of sales is immaterial to all periods prior to the first quarter presented in the consolidated financial statements included in the Registration Statement. The amortization that was classified in operating expenses amounted to approximately $600,000 and $1.4 million for 2004 and 2005 respectively, representing approximately 1.2% and 3.0% of Viisage’s cost of revenues and 2.6% and 5.3% of Viisage’s operating expenses for the respective years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Viisage, page 146

27.	Please refer to prior comment 52 of our letter dated March 14, 2006. We note the revisions to your introduction. However, this disclosure discusses mainly your acquisition and capital-raising strategies and does not provide management’s perspective on your business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Identify the factors that your company’s executives focus on in evaluating financial condition and operating performance of your business segments and your company as a whole. What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

In accordance with your comment, Viisage has revised the Registration Statement on pages 154 to 157.

Critical Accounting Policies and Significant Estimates

Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 150

28.	Your disclosure states that based on the results of your goodwill impairment tests, you determined that the fair value exceeded the carrying amount. Revise your disclosure to discuss how accurate your estimate of fair value has been in the past and how much the estimate has changed in the past. We refer you to SEC Release 33-8350, Section V. In addition, due to the significant amount of goodwill that will be recorded as a result of the pending acquisition, consider disclosing how reporting units are identified, how goodwill is allocated and changes in the number of reporting units or in the manner in which goodwill is allocated to the reporting units.

Viisage acquired three companies in 2004, resulting in goodwill of approximately $93.5 million. Such goodwill was evaluated for potential impairment in 2004 and 2005 in accordance with SFAS 142. Viisage respectfully draws to the attention of the Staff the factors

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disclosed in Viisage’s Management’s Discussion and Analysis under the heading Critical Accounting Policies and Significant Estimates which would trigger an impairment review of goodwill and other long-lived and intangible assets. Viisage notes that such factors represent significant estimates that could change in the future, which Viisage will continue to evaluate going forward for accuracy, and are responsive to SEC Release 33-8350, Section V.

The following table summarizes the results of the fair value analyses for each period:

	December 31, 2004	October 31, 2005

Discounted cash flow	$326 million	$273 million

Guideline company	$394 million	$261 million

Comparable transaction	$423 million	$224 million

Viisage market capitalization	$437 million	$222 million

Book value of net assets	$152 million	$148 million

In performing the first step of the fair value analysis each year, Viisage noted that the book value of the net assets was significantly less than the indicative fair value under each method. As a result, Viisage concluded that step 2 was not necessary, and that no impairment was indicated. Viisage also notes that the various fair value indicators declined proportionate to the market capitalization of Viisage, each of which are indicators of then-current prevailing forecasts of the current value and future business opportunities of the company.

Prior to the acquisition of IBT in December 2005, Viisage operated in one segment, and one reporting unit. As a result of the acquisition of IBT at the end of 2005, Viisage began operating in two segments and two reporting units. Goodwill was allocated to the reporting units based on the acquired business in each reporting unit. In accordance with your comment, Viisage has revised the Registration Statement on page 161 accordingly. Viisage will continue to evaluate the number of segments and reporting units as additional acquisitions are completed, and will allocate goodwill and measure potential impairment accordingly.

29.

Tell us how many reporting units were tested in your fiscal year 2005 annual goodwill impairment test (i.e., as of October 31, 2005). Tell us why you believe your method of estimating the fair value of reporting units is appropriate including the use of comparable companies. In this respect, we note that you utilize discounted cash flows to estimate fair value, however, we note that you have reported operating losses in fiscal year 2003 through 2005. Indicate how your discounted cash flow model factored in this history of operating losses. Consider disclosing growth rate assumptions used in this model since they appear to be highly subjective involving a significant degree of uncertainty. Further, indicate how you will evaluate any decline in your market capitalization with respect to whether it would represent a triggering event and whether the market capitalization will be evaluated when estimating the fair value of the company. In this regard, indicate how you will consider the aggregate estimated fair value of

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the reporting units in comparison to the market capitalization of the company when testing for goodwill impairment.

During 2005, prior to acquisition of IBT in December 2005 Viisage operated as a single reporting unit and, in conjunction with an outside independent appraiser, evaluated the value of such reporting unit using four different methods, including the Comparable Transaction Method which indicated a value of $224 million compared to a book value of net assets of $147.8 million. The other valuation methods evaluated were the Income or Discounted Cash Flow Method, the Guideline Companies Method and the Market Capital + Control Premium Method, which indicated fair values of $273 million, $261 million, and $277 million, respectively. Viisage, along with its independent appraiser, believe these four methods deploy industry standard valuation models to estimate fair value as required under SFAS 142. The discounted cash flow forecast model incorporated Viisage’s historical operating results, its consistent positive operating cash flow from 2003 through 2005 and its expectations of future operating cash flows for the reporting unit which existed in 2005 prior to the acquisition of IBT. Among other potential triggering events, Viisage will consider a significant sustained decline in its market capitalization as such an event, and considers the market capitalization in evaluating the estimated fair value of Viisage. As a result of recent and expected future mergers and acquisitions, Viisage will assess the relative contributions of each reporting unit to the overall estimated fair value of Viisage, and how such estimated fair value relates to its market capitalization.

Results of Operations, page 156

30.	Please refer to prior comment 54 of our letter dated March 14, 2006. We were unable to locate any disclosure addressing our prior comment. Please revise your discussion of revenues between all periods to include a more detailed discussion of pricing pressure. Discuss pricing pressures in products offered in both your segments. Where do these pressures originate? Is there an industry leader in either segment that all other companies must follow?

Viisage respectfully notes that comment 54 in the Staff’s letter dated March 14, 2006 related to an increase in pricing per credential in 2003 as compared to 2002, when Viisage’s revenues were $37.4 million and $32.3 million respectively, which period is no longer required to be included in the Registration Statement. Viisage respectfully submits that Management’s Discussion and Analysis of Financial Condition and the Results of Operations for the years 2005, 2004, and 2003 describes the factors affecting revenue trends, including competitive pressures, among the three years indicated. Viisage further notes that pricing pressure was not a trend affecting revenues in such years. However, Viisage will include a discussion of pricing pressure in future filings to the extent that they impact revenue trends.

Security Ownership of Certain Beneficial Owners and Management, page 173

31.	Please update this table as of the most recent practicable date.

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In accordance with your comment, Viisage has revised the Registration Statement on pages 190 and 191 to update this table as of May 1, 2006.

Board Compensation Committee Report on Executive Compensation, page 177.

32.	Revise to disclose the specific relationship of corporate performance to executive compensation. See Item 402(k)(1) of Regulation S-K. In this regard, your current disclosure states that base salary is determined from a range of factors including “Viisage’s pay levels relative to competitive norms”; individual compensation awards are “linked to the achievement of predetermined corporate financial goals such as revenue and operating results”; and the size of stock option and restricted stock awards are based on “competitive norms, and the roles, responsibilities and prior performance of the individual.” Please revise to remove boilerplate language in describing factors and criteria underlying awards or payments of executive compensation. Instead, you should discuss the predetermined corporate financial goals and their specific relationship to executive compensation. Were these goals met last year? How were bonuses determined in 2005? In this regard, we note that footnote (1) to the Summary Compensation Table states that participants in the Executive Incentive Compensation Plan may receive a bonus equal to a percentage of base salary based upon individual performance of meeting goals set by the CEO and board. However, your discussion on page 178 states that no awards were made under this plan in 2005. Revise to state how cash bonus awards were determined in 2005.

In accordance with your comment, Viisage has revised the Registration Statement on pages 195 to 198. With respect to the Staff’s question about the determination of bonuses in 2005, Viisage has added disclosure in the Compensation Committee report to indicate that no bonuses were paid to any executive officers in 2005. In footnote (1) to the Summary Compensation Table on page 193, Viisage has added disclosure to indicate that the bonuses shown for a particular year are based on the calendar year in which the bonus was paid, although such bonus relates to individual and corporate performance for the prior year. For example, Mr. Bailey was paid a bonus of $130,000 in 2005 related to the achievement of individual and corporate goals in 2004.

33.

Revise to discuss the Compensation Committee’s bases for your CEO’s compensation reported for the last fiscal year. You state that your CEO’s compensation was determined in the same manner as that of other executive officers. Revise to disclose in detail the factors and criteria upon which his compensation was based, including the material terms of Mr. Bailey’s 2002 employment agreement. Include a specific discussion of the relationship of your performance to his compensation for the last fiscal year, describing each measure of your performance, whether qualitative or quantitative, on which Mr. Bailey’s compensation was based. If Mr. Bailey did not receive a cash bonus under the short-term incentive plan, revise to state how the $130,000 bonus was determined.

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Revise also to specifically discuss the “competitive norms, and the roles, responsibilities and prior performance” of Mr. Bailey and the specific criteria used to calculate the magnitude of the stock option grant and restricted stock award given in 2005.

In accordance with your comment, Viisage has revised the Registration Statement on pages 195 to 198.

Certain Relationships and Related Transactions, page 185

Relationship with L-1 Investment Partners, LLC

34.	Revise to disclose all material terms of the $100 million investment by L-1 and the series of transactions surrounding that investment. Your discussion should specifically address the nature of each participant’s interest in the transactions and the relationship of the parties to the transactions with each other.

In accordance with your comment, Viisage has revised the Registration Statement on page 204 to 205 to disclose all material terms of the $100 million investment by L-1 and the series of transactions surrounding that investment.

Documents Incorporated by Reference page 190

35.	Please advise us as to the reason you incorporate by reference Identix’s Form 10-K for the fiscal year ended June 30, 2005, as amended, as we are unable to locate an amendment to that document. It also appears that the current report on Form 8-K filed August 31, 2005, should be incorporated by reference since it was filed subsequent to the end of Identix’s last fiscal year.

In accordance with your comment, Identix has revised the Registration Statement on page 209 to delete the reference to the Form 10-K amendment and to add the quarterly report on Form 10-Q for the three months ended March 31, 2006 and the current report on Form 8-K filed August 31, 2005 to the list of documents incorporated by reference.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

36.	We note your new revenue recognition disclosure with respect to transactions that do not involve significant production, modification or customization of software. We note these arrangements can include hardware, software license, rights to additional software products, software maintenance, hardware replacement, technical support services, training, installation and consulting services elements.

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•	Tell us the elements that you have and have not established vendor specific objective evidence (“VSOE”) of fair value. In addition, tell us whether you have established VSOE of fair value of your software and hardware maintenance separately.

•	For arrangements that include software and hardware deliverables, tell us how you consider EITF Issue No. 03-5 when determining whether the hardware products (and related services) are software related and included in the scope of SOP 97-2. In addition, tell us whether your arrangements include any other elements that are not software related based on the guidance in EITF Issue No. 03-5.

During 2005, customer arrangements that include multiple elements and are under the scope of SOP 97-2 primarily relate to sales for Viisage’s document authentication product line and certain other products. Such elements are all “software related” within the guidance of EITF 03-5, when such software is essential to the functionality of the product; such software does not involve significant production, modification, or customization. The sale of such products may include other elements such as post-contract support (sold separately for both the software and hardware components), training and installation. VSOE of fair value is established for each of the following elements as they relate to Viisage’s document authentication products if present in an arrangement: software post-contract support, hardware post-contract support, training, and installation. Accordingly, revenue recognition for each of these elements is evaluated under SOP 97-2.

To date, Viisage has established separate VSOE on all undelivered elements sold in its documentation authentication product line and for other products when required, including the fair values of post-contract support (for both hardware and software if present in an arrangement). When an arrangement contains multiple elements and VSOE of fair value exists for all undelivered elements, Viisage recognizes revenue for the delivered elements using the residual method. In situations where VSOE of fair value does not exist for all undelivered elements, revenue is deferred until such time as all elements are delivered.

37.	Your disclosure states that revenue from the collection of fingerprints is recognized when the fingerprint is transmitted to applicable background vetting agency, and is recognized on a gross basis where you are the prime contractor, and on a net basis where you are the subcontractor. Tell us why revenue is realizable and earned when the fingerprint is transmitted to the applicable background vetting agency. In addition, provide your analysis of EITF Issue No. 99-19 to support your net vs. gross accounting policy.

Viisage evaluated the four criteria under SAB 104, and concluded that: i) there exists written evidence of an arrangement; ii) collection is reasonably assured since it typically occurs prior to transmitting the fingerprints; iii) the fee is fixed or determinable based on the written contract; and iv) delivery occurs when the fingerprint is transmitted to the FBI as further described below. Upon meeting all four criteria, revenue is recognized. Viisage has revised the Registration Statement on pages 154 to 155 accordingly.

Under the terms of the arrangements, Viisage is required to collect fingerprints from applicants that require a background check relative to a specific job requirement pursuant to state or local statutory requirements and to deliver them electronically to the relevant government agency which in turn transmits the fingerprints to the FBI, who matches the fingerprints against the database it maintains and notifies the relevant government agency of the result of the fingerprint match, generally within days of transmitting the fingerprint. Under the relevant statutes, the relevant government agency then makes the determination as to whether to grant the applicant the license or other credential for which s/he applied. Viisage does not receive the results of the match and has no further performance obligations once the fingerprint is delivered to the relevant government agency which in turn transmits the fingerprint to the FBI. Accordingly, in accordance with FASB Concept Statement No. 5, Viisage has completed the delivery requirements and the revenue is recognized.

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For arrangements for which Viisage acts as a principal to the customer, and bears risks and rewards of ownership including credit, collection and delivery risks and rewards, revenue is recognized on a gross basis. Under these arrangements, Viisage is the primary obligor and is responsible for collecting fingerprints; collecting and processing applicant fees; delivering the fingerprints to the FBI; maintaining a help desk; and selecting the subcontractors. Viisage is responsible for its performance, as well as that of its subcontractors. Accordingly, under the requirements of EITF 99-19, Viisage has accounted for arrangements with these characteristics on a gross basis.

For arrangements in which Viisage acts as an agent on behalf of a principal, and does not bear risks and rewards of ownership, including credit, collection and delivery risks and rewards, revenue is recognized on a net basis. Under these arrangements, Viisage, as subcontractor to the prime contractor, may or may not be responsible for collecting the fingerprints, which are submitted to the prime contractor for subsequent submission to the relevant government agencies and to the FBI. In cases where Viisage does not collect the fingerprints, it provides fingerprint capturing equipment. Viisage is compensated on a fixed fee per fingerprint transmitted to the prime contractor. Although Viisage may process the credit card charges at the fingerprinting collection site, subsequent processing and collection is performed by another subcontractor or the prime contractor. In such arrangements, Viisage does not maintain a help desk; does not submit the fingerprint to the relevant government agency which would submit the fingerprint to the FBI; is responsible solely for its own performance; and therefore is not the primary obligor. Accordingly, under the requirements of EITF 99-19, Viisage has accounted for such arrangements on a net basis.

These arrangements are service contracts and therefore there are no inventories or passage of title. In addition, the fees paid by the applicant are set by the relevant government agency. However, Viisage negotiates the fees it receives and the fees paid to its subcontractors.

38.	Your disclosure on page 148 states that you recognized $10.6 million of revenue in fiscal year 2004 from the one-time sale of printer systems. Tell us whether these arrangements included any other elements or required any performance obligations besides the delivery of the printers. Tell us whether you reported revenue from the sales on a gross or net basis.

In fiscal year 2004, Viisage recognized $10.6 million of revenue from the sale of printers to the Department of Defense (“DoD”), which DoD in turn used to produce its Common Access Card (“CAC”). Viisage had the exclusive arrangement for the CAC printers with DoD, and recognized revenue based on the sales value specified in the arrangement. There were no other performance obligations beyond the delivery of the printers. Viisage bore all risk of loss on the arrangement, including credit and obsolescence risk with the customer; the original equipment manufacturer (OEM) was a vendor to Viisage and had no relationship with the DoD on this arrangement. Payments from Viisage to the OEM were based solely on the arrangement between these two parties and were not dependent upon payments from DoD to Viisage. As a result, the gross sales value of the arrangement represented the revenue recognized, and amounts paid to the OEM represented the gross costs on the arrangement.

Goodwill, page F-17

39.	Your response to prior comment number 55 states that you have deleted the references to independent appraisers. However, we note reference to use of an independent valuation in your goodwill impairment accounting policy disclosure. Therefore, we reissue prior comment number 55. Please identify the appraiser(s) and include the expert’s consent or delete all references in the filing.

In accordance with your comment, Viisage has deleted all references to independent appraisers.

40.	Revise to disclose the amount of goodwill by reportable operating segment as disclosed in your Footnote Number 12 — Segment Reporting and Geographical Information (your page F-32). Refer to paragraph 52 (c)(1) of SFAS 141.

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Viisage notes that the acquisition of IBT in December 2005 resulted in Viisage operating in a second segment, the fingerprint products and services segment, and that the goodwill attributable to the IBT acquisition is disclosed in Note 14 to Viisage’s financial statements. In accordance with your comment, Viisage has revised the Registration Statement on page F-33 to disclose the amount of goodwill by reportable operating segment as disclosed in Note 12 – Segment Reporting and Geographical Information.

Vote 12. Segment Reporting and Geographic Information, Pages F-32

41.	We note your response to prior comment number 63, which states that your chief operating decision maker evaluates the performance of your end to end solution offering, in part, by reviewing revenues and gross margins at the customer level in your various markets, i.e. State and Local, Federal and Commercial/Emerging Markets. Tell us why you believe that these three components of your enterprise do not meet the reportable segment criteria of SFAS 131, paragraph 16. In addition, tell us why your chief operating decision maker began making decisions about resources to be allocated to and assess performance of the fingerprint products and services in fiscal year 2005 considering such products and services contributed less than 1% of consolidated revenue as IBT was not acquired until December 16, 2005. Tell us the nature of the information reviewed by your chief operating decision maker in fiscal year 2005 that included the operating results of IBT and the frequency that such information was reviewed. Tell us whether these reportable segments were established in anticipation of the Identix business combination.

From the fourth quarter of 2004 through the third quarter of 2005, Viisage’s chief operating decision maker reviewed performance using multiple views of the business, including customer level profitability, and made resource allocation decisions relative to the business as a whole and not to any sub-component of the business. As a result, Viisage concluded that Viisage operated in a single segment for the above period in accordance with the reportable criteria of SFAS 131, paragraph 16. Although individual customer information for sales and gross profit is available to the CODM, gross profit data is not aggregated by market. Accordingly, the CODM does not review the profitability of the total individual markets. Moreover, there is no “segment manager” for the individual markets. As noted above, the CODM makes decisions relating to the allocation of resources and the assessment of performance on a consolidated basis (including consolidated selling and marketing expenses, research and development expenses and general and administrative costs) and management is compensated based on the combined performance of all markets (excluding IBT).

IBT was acquired in December 2005. At that time, Viisage had not integrated the IBT business with the previously existing Viisage business; expected that such business would be material to the results of Viisage when it is included for a full accounting period; had determined that it would measure performance and allocate resources to this business; and thus concluded that such business is a segment as defined in SFAS 131, paragraph 16. The performance of the IBT business has been reviewed by Viisage’s chief operating decision maker for the period IBT was consolidated into the results of Viisage, which was approximately two weeks in the year ended December 31, 2005 and the full three months for the quarter ended March 31, 2006. At December 31, 2005, IBT’s total assets exceeded 10% of Viisage’s consolidated assets. For the three months ended March 31, 2006, IBT’s assets, revenues and operating loss represented 21%, 24% and 2% of the corresponding consolidated amounts. Accordingly, IBT was reported as a separate segment in the first quarter results

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included in the Form 10-Q for the quarter ended March 31, 2006; and the consolidated financial statements for the year ended December 31, 2005 included in the Registration Statement must also include segment information for IBT. Thus, the reportable segments were not established in anticipation of the Identix business combination.

42.	We note that you have not disclosed the factors used to identify your reportable segments or information about profit and loss. Tell us your consideration of the disclosure requirements of SFAS 131, paragraphs 26(a) and 27.

Viisage respectfully draws the following disclosure to the Staff’s attention, which was included in Note 12, “Segment Reporting and Geographical Information” of Viisage’s financial statements included in the Registration Statement, and which describes the different businesses of Viisage’s two segments and thus the factors used to identify reportable segments in accordance with the disclosure requirements of SFAS 131, paragraphs 26(a) and 27:

The Company’s advanced technology identity solutions segment enables governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases. The Company’s fingerprint products and services segment provides solutions to government, civil, and commercial customers that require criminal background checks and screening.

Viisage’s segments are based on its organizational structure, which is designed to deliver the various products and services described above. Given that Viisage operates in two clearly defined segments, one of which was acquired in late 2005, Viisage believes that the disclosures are appropriate in the circumstances. Note 14 “Acquisitions” of Viisage’s financial statements included in the Registration Statement provides additional information relative to IBT.

Viisage measures segment performance by reference to revenues and operating income. Thus, other than the items discussed below, none of the disclosures of SFAS 131, paragraph 27 are required. In addition, all of Viisage’s revenues are from external customers and substantially all consolidated depreciation and amortization was related to the Advanced Technology Identity Solutions segment.

The results of operations of IBT for the two week period it was consolidated into Viisage included operating income of $15,000, which was separately disclosed in Note 12 of the Registration Statement. No other measures of profitability were included in the measure of segment profit reviewed by the CODM for the two week period IBT was included in the Viisage results of operations.

Part II

Exhibit 5.1

43.	Please confirm that you concur with our understanding that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

In accordance with your comment, Viisage confirms that Choate, Hall & Stewart LLP concurs with the Staff’s understanding that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

44.	In the first full paragraph on the second page of the opinion, counsel states that they assume, among other things, that “there will not have occurred any change in

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May 24, 2006

the law affecting the validity of the issuance of such shares of Stock”. In the last paragraph on that page, counsel states that they “assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to [their] attention whether or not such occurrence would affect or modify the opinions expressed [there]in.” Since counsel is required to opine on the validity of the shares as of a date relatively close to the date of desired effectiveness, these assumptions and/or qualifications appear inappropriate. Please revise.

In accordance with your comment, Choate, Hall & Stewart LLP will revise its opinion to remove these qualifications. An updated legal opinion will be filed prior to Viisage’s requesting acceleration of effectiveness of the Registration Statement.

45.	We note the statement “[t]his opinion is intended solely for your use in conjunction with the above issuance and sale of Stock…and is not to be relied upon for any other purpose.” Because you may limit the purpose for which the opinion is relied upon but not the persons who are entitled to rely upon it, the exception described in this sentence is ambiguous and should be removed as investors are entitled to rely upon this opinion.

In accordance with your comment, Choate, Hall & Stewart LLP will revise its opinion to remove the referenced sentence.

Exhibit 8.2

46.	Similar to comment 14 above, we note the disclaimer that counsel undertakes no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws. Please note that this tax opinion must speak as of a date relatively close to the date of desired effectiveness. Please confirm that you will file an updated opinion prior to requesting acceleration of effectiveness of this registration statement.

In accordance with your comment, Identix hereby confirms that it will file an updated legal opinion prior to requesting acceleration of effectiveness of the Registration Statement.

Form 8-K filed March 2, 2006

47.	Your response to prior comment number 67 indicates that you use EBITDA to evaluate your business. Please address the following with respect to your use of this non-GAAP measure:

•

Your response does not explain in adequate detail why this non-GAAP measure provides useful information to investors. In order to use a measure that excludes recurring charges, you must meet the burden that such non-GAAP measures are useful. Please provide us with a more comprehensive explanation of why you believe

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that EBITDA non-GAAP measure represents a useful measure for investors. As part of your response, tell us whether management reasonably believes that the financial impact of your non-GAAP measure will disappear or become immaterial within a near-term finite period.

•	Your response indicates EBITDA helps illustrate underlying operating trends, in part, since it eliminates non-cash charges that do not impact your cash flows. Therefore, it appears that this measure may be a measure of liquidity, rather than performance. If, after further consideration, you determine that you use EBITDA as a liquidity measure, please revise future filings to remove the reference to EBITDA as a performance measure. Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

•	If you are able to meet the burden of demonstrating its usefulness, ensure further uses of your non-GAAP measure meet all the disclosure requirements of Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”.

In responding to the Staff’s comment, Viisage has used the bullet points contained in Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as a guide to its response.

The manner in which management uses the non-GAAP measure to conduct or evaluate its business – Viisage management uses EBITDA in setting internal performance targets for its business. In addition, EBITDA is used as a measure of compliance with the financial covenants included in Viisage’s line of credit with Citizens Bank (please see description of financial covenants on page 178 of the Registration Statement indicating that two of such covenants are based on EBITDA) and with the determination of corporate financial objectives tied to payment of Viisage’s executive officers’ short-term incentive bonus (please see Report of Compensation Committee of Viisage Board of Directors on page 195 of the Registration Statement indicating that 50% of the executive officers’ cash bonus is based on achievement of EBITDA and revenue goals).

The economic substance behind management’s decision to use such a measure – As a company, Viisage has grown significantly through acquisitions during 2004, 2005 and 2006, and anticipates continuing its strategy of acquiring companies and assets in the identity technology industry and related industries. As a result of those acquisitions, Viisage’s financial statements for those years include substantial non-cash charges for depreciation, amortization and deferred income taxes. Viisage believes that those charges make it difficult for an investor to evaluate Viisage’s growth and believes that a commonly-used non-GAAP financial measure such as EBITDA, which is reconciled to the GAAP financial measure to which it most closely correlates, net income (loss), provides a more complete picture for investors to evaluate how Viisage’s acquisition strategy is directly impacting Viisage’s operational performance. Viisage believes that EBITDA is a useful measure of its

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performance, particularly as a consequence of Viisage’s acquisition strategy. Since Viisage expects to continue its acquisition strategy, Viisage believes that EBITDA, in combination with the corresponding GAAP net income (loss) reconciliation, will continue to be used by Viisage management to operate its business and, therefore, will continue to be a useful measure for investors.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure – The material limitations associated with the use of EBITDA as compared to net income (loss) are that (i) EBITDA is directly derived from, but not specifically set forth in, Viisage’s financial statements, and, therefore, is provided separately from such financial statements and (ii) it eliminates certain specific recurring charges that are used in calculating the most directly comparable GAAP financial measure, net income (loss).

The manner in which management compensates for these limitations when using the non-GAAP financial measure – Management compensates for these limitations by limiting the use of EBITDA in communications with investors such as quarterly earnings releases, and debt covenant compliance with our bank, where the limitations are clearly articulated and in which a reconciliation of EBITDA to net income (loss) is provided which shows exactly the line items which are added and/or subtracted to reconcile EBITDA to net income (loss). Management also ensures that it provides information regarding net income (loss) where it is providing historical EBITDA so that investors have access to both the non-GAAP financial measure and its most directly comparable GAAP financial measure.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors – As noted above, Viisage believes that the elimination of substantial non-cash charges for depreciation, amortization and deferred income taxes in the calculation of EBITDA, particularly when reconciled to the net income (loss) GAAP financial measure, provides a more complete picture for investors to evaluate how Viisage’s acquisition strategy is directly impacting Viisage’s operational performance. Further, many of the research analysts which issue reports about Viisage use EBITDA as a measure of Viisage’s performance and growth, and it is a commonly used measure to value companies, including potential acquisition targets of Viisage. For investors to be able to understand whether Viisage will remain in compliance with its bank covenants, whether executive compensation is likely to include a cash bonus in a particular year, whether Viisage is performing in accordance with the expectations of analysts that monitor its performance, and how Viisage’s market capitalization compares to other companies with which it competes, Viisage believes that it should provide investors the relevant non-GAAP financial measure and the corresponding GAAP reconciliation.

Although in its prior response Viisage noted that the elimination of non-cash depreciation and amortization charges in the calculation of EBITDA has the effect of showing how those charges do not impact cash flows, Viisage uses EBITDA as a performance measure, not a liquidity measure, and believes that investors use this measurement in the same way.

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Accordingly, Viisage believes that the correct GAAP reconciliation should be to net income (loss) rather than cash flows from operations.

Viisage will ensure that future uses of EBITDA meet the disclosure requirements of Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Securities and Exchange Commission

May 24, 2006

* * * * *

Please direct any general questions or comments concerning this letter, and any requests for additional information to the undersigned at (617) 248-4020 or to Frederick P. Callori at (617) 248-5239.

Very truly yours,

Charles J. Johnson

cc:	Chris White, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Rebekah Toton, Securities and Exchange Commission

Elliot J. Mark, Esq.

Frederick P. Callori, Esq.